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                                                                             ------------------------------
------                                                                       QMB APPROVAL
FORM 4                                                                       ------------------------------
------                                                                       QMB NUMBER           3235-0287
                                                                             EXPIRES:      FEBRUARY 1, 1997
                                                                             ESTIMATED AVERAGE BURDEN
                                                                             HOURS PER RESPONSE     ....0.5
                                                                             ------------------------------
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1934
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940


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
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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Rochon         Richard              C.         Florida Panthers Holdings, Inc.     "PAW"       Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------     X Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
    450 East Las Olas Boulevard                  Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)         1-98                ----        title ---       below)
                 (Street)                      -------------------------   ------------------                below)
 Fort Lauderdale,   Florida          33301                                5. If Amendment,
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                               N/A
                                                          --               ------------------




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                         TABLE II -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Class A Common Stock                                                                      520,062 sh.           D            N/A
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Class A Common Stock                                                                      300,000 sh.           I            (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.  (Over)

                   (Print or Type Response) SEC 1474 (8-92)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Stock Options             $10.00/sh.      (2)       --    --     --      --     (2)    11-8-06    Class A      25,000 sh.
                                                                                                  Common Stock             --
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Stock Options             $23 1/16 sh.    (3)       --    --     --      --     (3)     4-3-07    Class A      50,000 sh.
                                                                                                  Common Stock             --
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Stock Options             $17.25/sh.      (4)       A     --     150,000 --     (4)    1-2-08     Class A     150,000 sh.
                                                                                                  Common Stock             --
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Stock Options                   25,000                      D                        N/A
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Stock Options                   50,000                      D                        N/A
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Stock Options                  150,000                      D                        N/A
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Explanation of Responses: (1) Shares held indirectly by Weezor I Limited Partnership.
                          (2) The options were acquired on November 8, 1996 and vest in four equal annual installments beginning on November 8, 1997.
                          (3) The options were acquired on April 3, 1997 and vest in four equal annual installments beginning on April 3, 1998.
                          (4) The options were granted on January 2, 1998 and vest in four equal annual installments beginning January 2, 1999.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Richard C. Rochon           2-9-98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                  RICHARD C. ROCHON

Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                             SEC 1474 (8-92)

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